June 18, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Re:	BriaCell Therapeutics Corp. (the “Company”)
Draft Registration Statement on Form S-1
Filed June 18, 2025

Ladies and Gentlemen:

The Company affirms that the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) confidentially submitted on June 18, 2025, and the subsequent public filing of the Registration Statement shall be publicly available on the EDGAR system at least two business days prior to any requested effective time and date.

If you have any questions regarding this filing, please do not hesitate to contact our counsel Jeff Cahlon, of Sichenzia Ross Ference Carmel LLP at (212) 930-9700.

Very truly yours,

/s/ William V. Williams
William V. Williams
President and Chief Executive Officer